DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

[redacted]

08000993

File No. 82-5201 SUPPL

February 27, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SEC Mail
Mail Processing
Section
FEB 27 2008
Washington, DC
109

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. (**"Gamesa"**), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Additional information regarding "2007 Year End Results Analyst Presentation" to be held on February 28, 2008

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

Best regards,

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

Gamesa

MARKET COMMUNICATION

2007 RESULTS PRESENTATION

Thursday, February 28th, 2008 (6 pm - Madrid time)

Gamesa Corporación Tecnológica S.A. communicates that its 2007 Results Analyst Presentation will take place next Thursday, February 28th, at 6.00 pm (Madrid time).

The event could be followed via web cast live, and the document will be available at the company's web site (www.gamesa.es) before the presentation.

Additionally, a simultaneous translation service (Spanish/English) will be at the participants' disposal.

Please, process any doubt about the event through the Investors Relation Team.

Contact details:

Maite Bermejo + 34 94 431 76 11 mbermejo@gamesacorp.com

Beatriz García + 34 94 431 76 11 bgovejero@gamesacorp.com

END